Exhibit 99.1

February 12, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER REPORTS ON THE ASSESSMENT OF EXPLOSIVES THEFT

BY THE REGULATORY AUTHORITY

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces that the Mexican regulatory authority responsible for permitting and regulating the use of explosives, has concluded its inspection regarding the previously announced theft of explosives from one of the mines at the Guanajuato Mine Complex (“GMC”). The Company was assessed a fine, which has been paid and will not materially impact its financial results.

Further to the Company’s news release of January 15, 2016, upon the renewed request of the Mexican regulatory authority, the Company has again temporarily suspended the use of explosive material at the GMC, until all administrative matters are concluded. The final inspection was recently completed and authorization to resume the use of explosives is anticipated within the next few working days. As a result of the temporary suspension, the Company has halted processing at the Cata plant. The Company does not expect the temporary suspension will affect its previously released production guidance, and will provide an appropriate update should expectations change.

In addition, an internal investigation is ongoing and the Company has already taken several steps to increase security and safeguard its operations against further theft.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. The Company holds an option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and holds an option to acquire a 100% interest in the advanced-stage Guadalupe de Los Reyes Project in Sinaloa, Mexico. Active exploration programs are underway at both projects.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include statements regarding the potential actions to be taken by regulatory authorities in respect of the theft and use of explosives, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or outcomes expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of what, if any, fines may be imposed or permits may be suspended, length of time of any investigation or any suspension, the outcome of any investigation, any mitigating factors relating to the Company’s assistance and cooperation with regulatory authorities, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com